                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM 12b-25
                                                                 SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING                0-9065

                                                                   CUSIP NUMBER
                                                                    38114510 1

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

                 For Period Ended:   February 28, 1998
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ------------------------------




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Golden Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

710 14th Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Golden, Colorado 80401
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 7, 1997, the Registrant completed the sale of its assets related to its business of manufacturing and distributing Iodine-123 capsules for a total purchase of $6,700,000. In addition, the Company moved its accounting department from Colorado to California and replaced its entire accounting department. As a result the Registrant is unable to timely complete the information required for the presentation of its Quarterly Report on Form 10-QSB for the period ended February 28, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Gary P. Pryor               (303)                279-9375
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If answer is no, identify report(s).           [X] Yes   [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                            [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                          Golden Pharmaceuticals, Inc.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   April 15, 1998                By    /s/ Gary P. Pryor
     --------------------------         ----------------------------------------
                                               Gary P. Pryor,  Vice President,
                                               Finance
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PART IV - OTHER INFORMATION

    3. The Registrant believes that due to the sale of the assets in April 1997 and a decrease in sales in Pharma Labs and Quality Care Pharmaceuticals, Inc., there will be a significant change in the results of operations from the same period during the last fiscal year which is summarized below:

                  GOLDEN PHARMACEUTICALS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                       SIX MONTHS ENDED FEBRUARY 28,
                                                      -------------------------------
                                                           1998              1997
                                                      -------------     -------------

NET SALES                                             $   2,760,983     $   7,658,722

COST OF SALES                                             2,033,057         5,111,893
                                                      -------------     -------------

              GROSS MARGIN                                  727,926         2,546,829


       Selling, general and administrative expense        3,086,569         2,561,906
       Unusual charge - impairment loss                     430,000              --
                                                      -------------     -------------

              OPERATING LOSS                             (2,788,643)          (15,077)

OTHER INCOME/ (EXPENSE)

       Interest expense                                    (240,980)         (552,290)
       Joint venture loss                                   (62,943)          (37,079)
       Gain on disposal of assets                               135             2,363
       Other income                                          51,551           276,421
                                                      -------------     -------------

              TOTAL OTHER INCOME (EXPENSE)                 (252,237)         (310,585)
                                                      -------------     -------------

              LOSS BEFORE INCOME TAX EXPENSE             (3,040,880)         (325,662)
                                                      -------------     -------------

INCOME TAX EXPENSE                                              200               800
                                                      -------------     -------------

LOSS BEFORE MINORITY INTEREST                            (3,041,080)         (326,462)

MINORITY INTEREST                                           416,710           (67,139)
                                                      -------------     -------------

                    NET LOSS                          $  (2,624,370)    $    (393,601)
                                                      =============     =============


LOSS PER SHARE                                        $       (0.02)    $         *
                                                      =============     =============


WEIGHTED AVERAGE SHARES OUTSTANDING                     125,127,847       121,086,155
                                                      =============     =============

* Less than $.01 per share


                 See Notes to Consolidated Financial Statements